

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2011

Via E-mail
Roxana Gloria Candela Calixto
President
Inka Productions Corp.
IV Etapa Pachacamac
MZ H2 Lot 31 Barrio 2 Sector 1
Villa el Salvador, Lima, Peru 42

> **Re:     Inka Productions Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 14, 2011**
> **File No. 333-171064**

Dear Ms. Calixto:

    We have received your response to our prior comment letter to you dated December 14, 2011 and have the following additional comments.

General

1.  We note your response to our prior comment 1; however, please tell us why you are not a shell company.  Refer to the definition in Rule 405 of the Securities Act of 1933.

2.  We note that you currently have funds for only nine months and that this registration statement is not for a capital raising transaction.  Please advise as to what you believe the public policy reason might be for permitting this filing to go effective.  Your answer should discuss your response to previous comment 1 in which you give the "ability to sell stock to investors below the quoted market price" as a reason to attract investors.  In addition, add appropriate risk factor disclosure about the risk of deliberate dilution of existing shareholders by issuer sales at below market price.

Summary, page 5

3.  We note your response to our prior comment 2 and reissue.  Please revise this section to disclose your cumulative net losses through the date of your most recent interim financial statements.

4.  We note your response to our prior comment 3 and reissue in part.  It is unclear to us why your cash on hand increased after the most recent interim financial statements if you incurred expenses since that time.  Please advise.

Description of Business, page 18

Recruitment Process, page 18

5. We note your response to our prior comment 5. However, please advise us whether you can pay for visa for a period of only one week. If not, please revise your estimated expenses to include the actual cost of visas for nine people.

Audited Financial Statements

6. Please revise to update your financial statements to include audited financial statements for the year ended October 31, 2011 as required by Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.  Please contact Tonya Aldave at (202) 551-3601 or me at (202) 551-3750 with any other questions.

         Sincerely,

         /s/ Max A. Webb

         Max A. Webb
         Assistant Director

cc:  Via E-mail
   Faiyaz Dean, Esq.